06002695

SECURI… …SION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52388 |

FEB 27 2006

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.F. Hadley & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Rosecrans Avenue, Suite 4160
(No and Street)

El Segundo, (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Hadley (310) 643-7090
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.F. Hadley & Co., Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 17th day of JANUARY, 2006

Kimberly L. Yamada
Notary Public

DFHadley
Signature

President
Title

KIMBERLY L. YAMADA
COMM. # 1409864
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. April 8, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# D.F. Hadley & Co., Inc.

## Report Pursuant to Rule 17a-5 (d)

## Financial Statements

## For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
D.F. Hadley & Co., Inc.

We have audited the accompanying statement of financial condition of D.F. Hadley & Co., Inc. (an S Corporation) as of December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.F. Hadley & Co., Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 20, 2006

*We Focus & Care*℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

**D.F. Hadley & Co., Inc.**
**Statement of Financial Condition**
**December 31, 2005**

## Assets

| | |
|---|---|
| Cash | $ 96,912 |
| Accounts receivable | 7,231 |
| Marketable securities, at market | 296,237 |
| Note receivable | 10,000 |
| Furniture and equipment, net | 41,535 |
| Securities, not readily marketable | 6,660 |
| Deposits | 6,000 |
| Other assets | 1,523 |
| **Total assets** | $ 466,098 |

## Liabilities & Stockholders' Equity

| | |
|---|---|
| **Liabilities** | |
| Accounts payable | $ 66,484 |
| Income tax payable | 16,143 |
| Dividends payable | 200,000 |
| **Total liabilities** | 282,627 |
| **Stockholders' equity** | |
| Common stock, no par value, 10,000 share authorized 1,250 shares issued and outstanding | 1,250 |
| Additional paid-in capital | 58,322 |
| Retained earnings | 123,899 |
| **Total stockholders' equity** | 183,471 |
| **Total liabilities & stockholders' equity** | $ 466,098 |

*The accompanying notes are an integral part of these financial statements.*

# D.F. Hadley & Co., Inc.
## Statement of Income
## For the Year Ended December 31, 2005

| | |
|---|---|
| **Revenues** | |
| Corporate fee income | $ 2,361,833 |
| Rental income | 8,850 |
| Interest income | 3,004 |
| Other income | 5,846 |
| **Total revenues** | 2,379,533 |
| **Expenses** | |
| Employee compensation and benefits | 577,620 |
| Communications | 16,064 |
| Occupancy and equipment rental | 40,819 |
| Interest | 250 |
| Taxes, other than income taxes | 37,520 |
| Other operating expenses | 521,121 |
| **Total expenses** | 1,193,394 |
| **Income (loss) before income taxes** | 1,186,139 |
| **Income tax provision** | 16,943 |
| **Net income (loss)** | $ 1,169,196 |

*The accompanying notes are an integral part of these financial statements.*

**D.F. Hadley & Co., Inc.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2005**

| | Common Stock | Additional Paid - In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2005 | $ 1,250 | $ 58,322 | $ 35,703 | $ 95,275 |
| Net income (loss) | – | – | 1,169,196 | 1,169,196 |
| Dividends | – | – | (1,081,000) | (1,081,000) |
| Balance at December 31, 2005 | $ 1,250 | $ 58,322 | $ 123,899 | $ 183,471 |

*The accompanying notes are an integral part of these financial statements.*

**D.F. Hadley & Co., Inc.**
**Statement of Cash Flow**
**For the Year Ended December 31, 2005**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ 1,169,196 |
| Adjustments to reconcile to net income (loss) to net cash provided by (used in) operating activities | | |
| Depreciation | $ 20,070 | |
| (Increase) decrease: | | |
| Accounts receivable | 2,214 | |
| Prepaid income taxes | 2,700 | |
| Prepaid expenses | 722 | |
| Deposits | (3,500) | |
| Other assets | (1,523) | |
| (Decrease) increase: | | |
| Accounts payable | 65,607 | |
| Unearned rental income | (1,450) | |
| Income taxes payable | 16,143 | |
| Total adjustments | | 100,983 |
| **Net cash provided by (used in) operating activities** | | 1,270,179 |
| **Cash flows from investing activities:** | | |
| Purchase of marketable securities | (296,237) | |
| Purchase of equipment | (19,221) | |
| **Net cash provided by (used in) investing activities** | | (315,458) |
| **Cash flows from financing activities:** | | |
| Proceeds from collection on note receivable | 6,000 | |
| Loan from officer | (1,354) | |
| Distributions | (881,000) | |
| **Net cash provided by (used in) financing activities** | | (876,354) |
| **Net increase (decrease) in cash** | | 78,367 |
| **Cash at beginning of year** | | 18,545 |
| **Cash at end of year** | | $ 96,912 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Income taxes paid | $ – |
| Interest paid | $ 250 |

**Supplemental disclosure of non cash transactions**: Prior to December 31, 2005, the Company declared dividends of $200,000, which had not been paid at year end.

*The accompanying notes are an integral part of these financial statements.*

# D.F. Hadley & Co., Inc.
# Notes to Financial Statements
# December 31, 2005

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

D.F. Hadley & Co., Inc. (The "Company") was incorporated in California on August 18, 1999. In August 2000 the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

Corporate fee income generally consists of retainers that are paid after letters of agreement are signed for consulting and investment banking business, as well as success fees upon the closing of transactions in which the Company participated.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its corporate fee income when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) in a manner consistent with Federal depreciation guidelines.

The Company uses double declining method of depreciation which is not a generally accepted accounting principle. However, the difference between straight line and double declining method of depreciation is immaterial.

Advertising costs are expensed as incurred.

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

## Note 2: MARKETABLE SECURITIES, AT MARKET

Marketable securities consist entirely of United States Treasury bills. At December 31, 2005, these securities are carried at their cost of $296,237, which approximates fair marketable value.

## Note 3: SECURITIES, NOT READILY MARKETABLE

These securities are unregistered corporate stock valued at cost.

## Note 4: FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost, and consisted of the following at year end.

| | | Depreciable Life Years |
|---|---|---|
| Furniture & fixtures | $ 29,681 | 7 |
| Machinery & equipment | 35,272 | 5 |
| Automobile | 23,855 | 5 |
| | 88,808 | |
| Less accumulated depreciation | (47,273) | |
| Net furniture and equipment | $ 41,535 | |

Depreciation expense for the year ended December 31, 2005 was $20,070.

**Note 5: INCOME TAX PROVISION**

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $16,943 represents the California Franchise tax of 1.5%. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

**Note 6: COMMITMENTS AND CONTINGENCIES**

In August 2005, the Company entered into a 36 month lease for office space. The lease commenced in November 2005. Future minimum lease expenses are as follows:

| Year Ending December 31, | |
|---|---|
| 2006 | $ 60,833 |
| 2007 | 61,978 |
| 2008 | 52,443 |
| 2009 | – |
| Thereafter | – |
| | $ 175,254 |

Rent expense for the year ended December 31, 2005 was $38,069.

The Company subleases a of portion of its office space on a month to month basis. For the year ended December 31, 2005, the Company recorded $8,850 in rental income.

**Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS**

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required

**Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

**Note 8: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $110,522, which was $91,680 in excess of its required net capital of $18,842; and the Company's ratio of aggregate indebtedness ($282,626) to net capital was 2.56 to 1, which is less than the 15 to 1 maximum ratio allowed of a Broker/Dealer.

**Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a $16,142 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 126,664 |
| Adjustments: | | |
| Retained earnings | $ (30,713) | |
| Non allowable assets | 14,571 | |
| Total adjustments | | (16,142) |
| Net capital per audited statements | | $ 110,522 |

## D.F. Hadley & Co., Inc.
## Schedule I - Computation of Net Capital Requirements
## Pursuant to Rule 15c3-1
## As of December 31, 2005

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholders' equity** | | |
| Common stock | $ 1,250 | |
| Additional paid-in capital | 58,322 | |
| Retained earnings | 123,899 | |
| **Total stockholders' equity** | | $ 183,471 |
| **Less: Non–allowable assets** | | |
| Accounts receivable | (7,231) | |
| Note receivable | (10,000) | |
| Furniture and equipment, net | (41,535) | |
| Investments, not readily available | (6,660) | |
| Deposits | (6,000) | |
| Other assets | (1,523) | |
| **Net adjustments to stockholders' equity** | | (72,949) |
| **Net capital** | | 110,522 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 18,842 | |
| Minimum dollar net capital required | 5,000 | |
| Net capital required (greater of above) | | 18,842 |
| **Excess net capital** | | $ 91,680 |
| Ratio of aggregate indebtedness to net capital | 2.56:1 | |

There was a $16,142 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. (See Note 9).

*See independent auditor's report.*

**D.F. Hadley & Co., Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2005**

A computation of reserve requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

*See independent auditor's report.*

**D.F. Hadley & Co., Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of December 31, 2005**

Information relating to possession or control requirements is not applicable to D.F. Hadley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

*See independent auditor's report.*

**D.F. Hadley & Co., Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2005**

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
D.F. Hadley & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of D.F. Hadley & Co., Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by D.F. Hadley & Co., Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



*We Focus & Care*℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 20, 2006